Exhibit F

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Conversus StepStone Private Markets

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$41,378,716.06 (1)	$110.20 (2)	$4,559.94
Fees Previously Paid	—		—
Total Transaction Valuation	$41,378,716.06 (1)
Total Fees Due for Filing			$4,559.94

Total Fees Previously Paid			—
Total Fee Offsets			—

Net Fee Due			$4,559.94

(1) Estimated for purposes of calculating the amount of the filing fee only. Calculated as the aggregate maximum purchase price for shares of beneficial interest.

(2) Calculated at $110.20 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2023.

Table 2 – Fee Offset Claims and Sources

Not applicable.

F-1